[Orckit Logo]

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Orckit Communications Ltd. Form 20-F for the Year Ended December 31, 2010 Filed June 29, 2011 File No. 0-28724

Dear Mr. Spirgel:

On behalf of Orckit Communications Ltd. (the “Company”), we hereby submit to you the Company’s responses to the comments of the Staff set forth in its letter dated October 5, 2011 relating to the Company’s Form 20-F for the year ended December 31, 2010 (the “Form 20-F”). For reference purposes, the Staff’s comments are reproduced below in italics, and the corresponding response of the Company is shown below each comment.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 91

In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

1.  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Response:

The Company’s management is responsible for maintaining a process in order to assure adequate internal control over financial reporting. The Company uses the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (also known as “COSO”) for defining internal control, assessing its internal control over financial reporting and implementing Section 404 of the Sarbanes-Oxley Act of 2002. The Company’s internal control over financial reporting process includes two main levels:

1.	Company level controls under which the control environment and risks are monitored and assessed.
2.	Process and transaction level controls under which the control of key processes and transactions are evaluated and tested.

In addition, the Company separately performs controls related to its information technology processes and systems.

The Company’s evaluation of financial reporting risks includes all of its locations. This evaluation is made based on a review of the scope and complexity of the activities in each of the locations in which the Company operates and the potential effect of these activities on its financial reporting.

The Company’s headquarters are located in Israel in one location where the substantial majority of its activities occur. As of December 31, 2010, 181 of the Company’s 201 employees were located in Israel at this location. The Company’s executive management team and key finance personnel are all located at this one location in Israel. The Company applies its internal control over financial reporting at this location as all the significant processes involved to ensure the reliability of financial reporting occur at this location, including the preparation of consolidated financial statements and preparation of filings with the Securities and Exchange Commission. The preparation of the Company’s financial statements includes review and assessment of the critical accounting policies applicable to the Company and other accounting issues.

As discussed in the following paragraph, the Company’s operations and activities located outside Israel are limited in their scope almost exclusively to marketing and support tasks. Accordingly, almost all of the financial reporting risk is located in Israel. The centralized location in Israel of all important operations from a financial point of view facilitates effective communication among the Company’s key financial and accounting personnel who are directly involved in the preparation of the consolidated financial statements, assessment of potential risks and establishment of controls to address financial reporting risks. This also facilitates the overall evaluation of the Company’s internal control over financial reporting.

                            The Company applies all of its controls over financial reporting to its operations in Israel. Outside Israel, the Company retains skilled accounting service providers to record and report financial activity which is generally limited to the payment of salaries of employees and related expenses, as well as payment to subcontractors and a limited number of service providers. These activities are supervised by the Company’s Israeli headquarters. Only an extremely small amount of sales to third parties are recorded outside Israel.  As the financial results outside Israel are limited in scope, the controls applied to the activities there are limited to financial reporting controls.

2.  If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

Under the Israeli Companies Law, the Company’s Board of Directors is required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the Company’s actions comply with the law and proper business procedures. The internal auditor must satisfy certain independence requirements. The Company’s internal auditor is Doron Cohen of Fahn Kanne-Grant Thornton.

At least one control environment item is a subject of an internal audit each year. The audit committee determines the item to be audited based on a list of items provided to it by the internal auditor before each audit. Examples of items audited by the internal auditor in recent years are:

1.	Payroll payment and calculation procedures;
2.	Customer service procedures
3.	Insurance purchasing and coverage.
4.	Information security procedures.

 From time to time, the internal auditor engages in a risk survey that evaluates the design and operating effectiveness of the Company’s internal control with respect to various items and recommends to the audit committee certain items from the list that he considers to have the most risk to the Company. The audit committee chooses the item to be audited by the internal auditor primarily based on its evaluation of the risk to the Company, in consultation with the internal auditor. The report of the internal auditor is submitted to the audit committee and is discussed by the internal auditor with the audit committee.  The conclusions of the internal auditor are also reviewed by the president, finance team and by the department which is the subject of the audit. As appropriate, recommendations made by the internal auditor are implemented. The audit by the internal auditor enhances the financial control over related audited issues.

How do you maintain your books and records and prepare your financial statements?

3.  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response:

While substantially all of the Company’s operations are conducted outside the United States in Israel, the Company maintains its books and records and prepares its financial statements in accordance with U.S. GAAP. In order to ensure the effectiveness of the Company’s internal control over financial reporting and that its financial statements are prepared in accordance with U.S. GAAP, the Company maintains procedures and internal controls and verifies that its financial personnel have the appropriate knowledge, experience and skills to prepare the Company’s financial statements in accordance with the standards applicable to U.S. GAAP.

The Company’s financial personnel who determine and apply accounting policies include the Company’s Chief Financial Officer and Financial Manager, aided by the finance division’s bookkeepers whose work is supervised by the Financial Manager and Chief Financial Officer. The Company’s financial personnel have the appropriate educational background and experience and are provided with the proper training for applying U.S. GAAP. (See also the response to Question 5.)

In order to assure transactions and activities are properly recorded and presented under U.S. GAAP, the Company maintains procedures and internal controls, including those discussed below:

•
All accounting reports are reviewed by the CFO or Financial Manager at least once a quarter. Some of the reports are reviewed more frequently. Transactions with special complexity or that are new in nature to the Company are examined by the CFO or Financial Manager in order to ensure appropriate recording and presentation under U.S. GAAP. If required, advisors are consulted regarding the appropriate accounting under U.S. GAAP. In prior years, the Company has consulted primarily with members of the “big four” accounting firms that have proficiency in U.S. GAAP with respect to the transaction in question.

•	The Company discusses with its independent auditors, where appropriate, its conclusions regarding U.S. GAAP accounting and disclosure requirements with respect to significant or complex transactions.
•
During preparation of the Company’s financial statements, a check is made to determine if a change in U.S. GAAP occurred in the presentation and/or treatment of each balance sheet and income statement item.

•	Each material work paper is reviewed by an employee in the accounting department who did not prepare it.

The Company also arranges for its financial personnel to be provided with training to prepare the Company’s financial statements in accordance with U.S. GAAP and to understand new US GAAP accounting pronouncements. Training includes attendance at lectures with respect to U.S GAAP issues, subscription to U.S. GAAP updates issued primarily by the big four accounting firms and, if needed, specific consulting with accounting advisors.

4.  If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

As indicated in the Company’s response to Question 3, the Company maintains its books and records in accordance with U.S. GAAP.

What is the background of the people involved in your financial reporting?

5.  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S.GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified
Public Accountant (U.S.) or Certified Management Accountant; and
•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The Company has two Certified Public Accountants in the finance division, the Chief Financial Officer and the Financial Manager, who are the employees most involved in preparing the Company’s financial statements for SEC reporting and evaluating the effectiveness of the Company’s internal control over financial reporting. Together, these two employees prepare the financial statements and supervise the effectiveness of the Company’s internal control over financial reporting. In addition, there are two bookkeepers in the finance department. Set forth below is a description of the experience of the Company’s Chief Financial Officer and Financial Manager.

Chief Financial Officer: The Chief Financial Officer has the overall oversight and responsibility for preparing the financial statements and evaluating the effectiveness of the internal control over financial reporting. The Chief Financial Officer is a Certified Public Accountant in Israel and holds a B.A. degree in Accounting and Economics. He joined the Company in 1998 and held various positions in the finance department until becoming the Chief Financial Officer in 2007.  Prior to joining the Company, he was an accountant at PricewaterhouseCoopers in Israel and audited and provided services to companies reporting under U.S. GAAP rules. He has also accumulated extensive experience in reporting under U.S. GAAP rules during his service with the Company.

Financial Manager: The Financial Manager reviews all financial statements and is responsible for preparing the consolidated financial statements. The Financial Manager is a Certified Public Accountant in Israel and holds a B.A. degree in Accounting and Economics and an MBA degree. He joined the Company in 2000 and held various positions in the finance department until becoming Financial Manager in 2004. Prior to joining the Company, he was an accountant at PricewaterhouseCoopers in Israel in a group auditing U.S. GAAP reporting companies. He has also accumulated extensive experience in reporting under U.S. GAAP rules during his service with the Company.

Both the CFO and Financial Manger attend the Company’s disclosure committee meetings and each is responsible for the quality of the internal control over financial reporting. The Company’s internal auditor also assists the Company by reviewing certain matters each year.

6.  If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company does not retain an accounting firm or organization to prepare its financial statements or evaluate its internal control over financial reporting.

7.  If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company does not retain individuals who are not its employees and are not employed by an accounting firm or similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

8. We note that Moti Motil is your audit committee financial expert.  Please describe his qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

Response:

The Company’s Board of Directors had previously determined that Moti Motil qualified as an “audit committee financial expert.” Mr. Motil is a Certified Public Accountant in Israel and holds a B.A. degree in Economics and Accounting from Tel-Aviv University. Mr. Motil also has relevant employment experience as he has worked as Vice President-Finance and Chief Financial Officer of several companies, as disclosed in his biography in Item 6.A of the Form 20-F, including those that were subsidiaries of U.S. companies publicly traded in the United States with financial statements prepared in accordance with U.S. GAAP. The Company believes the Mr. Motil’s qualifications to be the Company’s audit committee financial expert include his significant business experience, skills, education and expertise in accounting, auditing and economics, as well as his knowledge of corporate finance.

On September 16, 2011, Mr. Motil was appointed as Chairman of the Board of the Company. As such, under the Israeli Companies Law, he is not permitted to continue to serve as a member of the audit committee. The chairman of the audit committee, Mr. Moshe Nir, has confirmed that he meets the qualifications of an audit committee financial expert and has agreed to be designated as such. The Company's Board of Directors is expected to formally designate him as such at a meeting of the Board of Directors scheduled to be held on November 29, 2011.  Mr. Nir holds a B.A. degree in Economics from Tel Aviv University and an M.B.A. from the Recanati School of Management, Tel Aviv University. Since 1974, he has held senior executive positions in various private and public companies, as disclosed in his biography in Item 6.A of the Form 20-F, including senior financial positions with Tempo Breweries and Soft Drinks Ltd., Tadiran Electronics Industries Ltd. and Clal Israel Ltd. The Company believes that Mr. Nir’s qualifications  to be an audit committee financial expert include significant business experience, skills, education and expertise in accounting, auditing and economics, as well as knowledge of corporate finance.

Exhibit 15.1, page 95

9. Please file your financial statements incorporated by reference in Exhibit 15.1. Refer to Rule 12b-23 under the Exchange Act.

Response:

The Company believes that the incorporation by reference of its financial statements is governed by the Instruction to Item 19 of Form 20-F which states as follows: "If you incorporate any financial statements or exhibit by reference, include the incorporation by reference in the list required by this Item.  Note Rule 12b-23 regarding incorporation by reference."  The Company believes that it complied with this instruction by incorporating the financial statements by reference in Exhibit 15.1 of the Form 20-F to its Form 6-K filed on March 3, 2011.  Rule 12b-23 permits incorporation by reference of financial statements, subject to three conditions. The Company believes that the first two conditions were clearly satisfied.  With respect to the third condition, Rule 12b-23(a)(3)(iii) provides that financial statements that were filed on Form 8-K need not be filed as an exhibit. Since the Company is a foreign private issuer, it believes that this condition should be interpreted as being capable of satisfaction by filing the financial statements on Form 6-K. Accordingly, as the Company filed its financial statements on Form 6-K, the Company does not believe that it is required to file its financial statements in its Form 20-F as they have been properly incorporated by reference in the Form 20-F.

Financial Statements

Note 1 – Significant Accounting Policies

b. Principles of consolidation, page F-9

10. We note your consolidated financial statements include the financial statements of Orckit and its subsidiaries “only owned.” Please note, in addition to majority owned subsidiaries, US GAAP also requires you to consolidate variable interest entities when you are the primary beneficiary and entities that you control by contract. Revise your consolidation policy accordingly and advise us.

Response:

While the Company notes your comment with respect to potential revision of its consolidation policy for possible future implementation, the Company does not believe that its consolidation policy needs to be revised at the present time. Please note that the words “only owned” should have read “wholly-owned”. The Company also advises the Staff supplementally that the Company does not have any variable interest entities and that currently all of its subsidiaries are wholly-owned.

Note 9 – Supplemental Financial Statement Information

l. Transactions with related parties:

11. We note on page F-37 that you have provided Tikcro, a related party, with certain administrative services since July 1, 2003. With a view towards expanded related party disclosure, explain to us why Tikcro is considered to be a related party. Also, tell us if Tikcro is a variable interest entity and, if so, tell us if Orckit is the primary beneficiary.

Response:

In June 2000, pursuant to a plan of separation under the Israeli Companies Law that was approved by the shareholders of the Company, Orckit was divided into two separate companies: (i) Tikcro (formerly known as Tioga Technologies Ltd.), which operated Orckit’s semiconductor business, and (ii) Orckit, which operated the Company’s telecom and other businesses. On the separation date, each Orckit shareholder became a shareholder of both Orckit and Tikcro as a result of the distribution of a stock dividend, on a share-for-share basis, of one share of Tikcro for each share of Orckit.

Based on information in Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2010, Izhak Tamir, the President, a Director and co-founder of Orckit, beneficially owns 12.3% of Tikcro’s ordinary shares, and Eric Paneth, Chief Executive Officer, a Director and co-founder of Orckit, beneficially owns 13.4% of Tikcro’s ordinary shares. In addition, Mr. Tamir is Chairman of the Board and Mr. Paneth is a director of Tikcro. As a result of the share ownership and positions at Tikcro of Messrs. Tamir and Paneth, the Company treats Tikcro as a related party for purposes of disclosure in the financial statements and under Item 7.B of the Form 20-F. The Company supplementally advises the Staff that, as of June 30, 2011, the Company ceased to provide Tikcro with administrative services. The Company also supplementally advises the Staff that it does not own an equity or other interest in Tikcro and that Tikcro is not a variable interest entity.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact the undersigned at 011-972-3-694-5370 or Neil Gold of Fulbright & Jaworski L.L.P. at 212-318-3022.  Thank you for your cooperation and attention to this matter..

Very truly yours,

/s/ Uri Shalom

Uri Shalom

Chief Financial Officer

cc: Dean Suehiro, Securities and Exchange Commission
      Robert S. Littlepage, Securities and Exchange Commission
      Neil Gold, Fulbright & Jaworski, L.L.P.